                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                    RTW. Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                   74974R 10 7
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                                 (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))



                                Page 1 of 6 Pages
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----------------------------                          --------------------------
CUSIP NO.  74974 R 10 7                13G                 PAGE  2  OF  6  PAGES
----------------------------                          --------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              J. Alexander Fjelstad
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.
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                         5    SOLE VOTING POWER
       NUMBER OF
                                             572,057
        SHARES           -------------------------------------------------------
                         6    SHARED VOTING POWER
     BENEFICIALLY
                                             168,241
       OWNED BY          -------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER
         EACH
                                             572,057
       REPORTING         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
        PERSON
                                             168,241
         WITH
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     740,298
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      6.1%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
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Item 1.

     (a)  NAME OF ISSUER

          RTW, Inc., a Minnesota corporation

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          8500 Normandale Boulevard, Suite 1400, Bloomington, MN  55437.

Item 2.

     (a) NAME OF PERSON FILING. This statement is being filed by J. Alexander Fjelstad, an individual.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. The principal address of Mr. Fjelstad is 8500 Normandale Boulevard, Suite 1400, Bloomington, MN 55437.

     (c)  CITIZENSHIP.  Mr. Fjelstad is an American citizen.

     (d)  TITLE OF CLASS OF SECURITIES.  Common Stock, No Par Value.

     (e)  CUSIP NUMBER.  74974R 10 7.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /  Broker or Dealer registered under Section 15 of the Act

     (b)  / /  Bank as defined in Section 3(a)(6) of the Act

     (c)  / /  Insurance Company as defined in Section 3(a)(19) of the Act

     (d) / / Investment Company registered under Section 8 of the Investment Company Act

     (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

                                Page 3 of 6 Pages
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     (h)  / /  Group, in accordance with Section 240.13d-1(b)(ii)(H)

          Not Applicable.

Item 4.   OWNERSHIP

     As of December 31, 1996, the ownership of J. Alexander Fjelstad was as follows:

     (a)  Amount Beneficially Owned - 740,298

     (b)  Percent of Class - 6.1%

     (c) Of the shares owned by Mr. Fjelstad, Mr. Fjelstad has the power to vote or dispose of the shares as follows:

          (i)   Sole power to vote or direct the vote - 572,057
          (ii)  Shared power to vote or direct the vote - 168,241
          (iii) Sole power to dispose or direct the disposition of - 572,057
          (iv)  Shared power to dispose or direct the disposition of  - 168,241

     Of the shares beneficially owned by Mr. Fjelstad, 363,500 shares are deemed owned present to currently exercisable options and 168,241 shares are held by the RTW, Inc. Employee Stock Ownership Plan ("ESOP") of which Mr. Fjelstad is a trustee. Mr. Fjelstad disclaims any beneficial ownership of the ESOP other than the 8,114 shares allocated to his account.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.


                                Page 4 of 6 Pages

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Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

          If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(iii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

Item 10.  CERTIFICATES

          The following certificates shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Not Applicable.


                                Page 5 of 6 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 14, 1997                       /s/ J. Alexander Fjelstad
                                        ----------------------------------------
                                        J. Alexander Fjelstad



                                Page 6 of 6 Pages